UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of November 2022

Commission File Number: 001-40952

Babylon Holdings Limited

2500 Bee Cave Road

Building 1 - Suite 400

Austin, TX 78746

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Closing of Private Placement of Class A Ordinary Shares

As disclosed in Babylon Holdings Limited’s (“Babylon” or the “Company”) Form 6-K filed with the Securities and Exchange Commission on October 18, 2022, the Company entered into subscription agreements (the “Subscription Agreements”) on October 16, 2022 and October 17, 2022 with the investors named therein (the “Investors”), for the private placement of 189,924,505 (prior to rounding of fractional shares) of the Company’s Class A ordinary shares, par value $0.0000422573245084686 per share (the “Class A Ordinary Shares”, and such transaction, the “Private Placement”), at $0.42122 per share, which is the average closing price of the Class A Ordinary Shares on The New York Stock Exchange for the five trading days preceding execution of the Subscription Agreements.

As a condition to closing the Private Placement, ALP Partners Limited, as the sole holder of all of the Company’s outstanding 79,637,576 Class B ordinary shares, par value $0.0000422573245084686 per share (the “Class B Ordinary Shares”), converted all of the outstanding Class B Ordinary Shares to 79,637,576 Class A Ordinary Shares (the “Conversion”) on November 1, 2022.

On November 3, 2022, the Private Placement closed, and the Company issued an aggregate of 189,924,499 Class A Ordinary Shares to the Investors. The Company received gross proceeds of $80,000,000 in the Private Placement. Babylon intends to use the net proceeds from the Private Placement to fund the ongoing development of its digital-first platform and services for managing population health, working capital and other general corporate purposes.

After giving effect to the Conversion and the Private Placement, the Company has 619,979,342 Class A Ordinary Shares outstanding, and no Class B Ordinary Shares outstanding, as of the close of business on November 3, 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Babylon Holdings Limited

Date: November 4, 2022	/s/ David Humphreys
David Humphreys
Chief Financial Officer